

Mail Stop 3561

July 27, 2017

Thomas Lashan
Chief Executive Officer
Australian Formulated Corporation
11th Floor, Tung Tex Building
203 Wai Yip Street
Kwun Tong Kowloon, Hong Kong

> **Re: Australian Formulated Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 24, 2017**
> **File No. 333-216896**

Dear Mr. Lashan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2017 letter.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

1. We note your revisions in response to comment 2 and have the following comments:

- Please reconcile your statement that you issued eight Convertible Notes subsequent to July 21, 2017 with the "Agreement Date" disclosed for each note. If the issuance date and Agreement Date are two different dates, please explain this to us in detail. Also revise your disclosure to clarify this matter to your investors. If none of these Convertible Notes were issued prior to July 21, 2017, please explain your basis under GAAP for including the notes with March and April Agreement Dates in your April 30, 2017 financial statements.

- You present the Convertible Notes with March and April Agreement Dates in the table showing Convertible Notes issued during the quarter ended April 30, 2017 and again in the table showing Convertible Notes issued subsequent to July 21, 2017. Please confirm our assumption that you have presented the same Convertible Notes twice, and if so, revise your disclosure to eliminate potential confusion about this matter for your investors.

- We note your disclosure on page 18 that conversion of the Convertible Notes will result in the issuance of an additional 1,111,500 shares of your common stock. We are unable to recalculate this number of shares from the information disclosed on page 14. Please show us your calculation supporting the issuance of 1,111,500 shares upon conversion of the Convertible Notes, and revise your disclosures on pages 14 and 18 as necessary.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffery DeNunzio